October 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Moleculin Biotech, Inc.

Registration Statement on Form S-1

Registration No. 333-227845

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on October 24, 2018, or as soon thereafter as possible on such date.

Very truly yours,

Moleculin Biotech, Inc.

By:	/s/ Jonathan Foster
Name: Jonathan Foster
Title: Chief Financial Officer